SECURITIES AND EXCHANGE COMMISSION

03001644

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50798

SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 East 17th Street
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Hartnett (212) 871 - 1672
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP Mayock, Rich
(Name — *If individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Hartnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BFP Securities, LLC ,as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LaTRINA Y. MOSS
Notary Public, State of New York
No. 01MO6073452
Qualified in Kings County
Commission Expires April 22, 2006

Signature

President and Chief Compliance Officer
Title

LaTrina Y. Moss
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFP Securities, LLC

Statement of Financial Condition
December 31, 2002 and 2001

BFP Securities, LLC
Statement of Financial Condition
December 31, 2002 and 2001

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Officer(s) and Member of
BFP Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BFP Securities, LLC (the "Company") at December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audits of the statement of financial condition provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2003

BFP Securities, LLC

Statement of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash and cash equivalents	$ 1,979,797	$ 907,234
Wholesaler compensation receivable	677,261	613,726
Prepaid commissions	23,929,784	23,547,114
Other assets	3,300	3,300
Total Assets	$ 26,590,142	$ 25,071,374
Liabilities and Member's Equity		
Commissions payable	$ 377,108	$ 308,188
Accounts payable and other liabilities	78,273	90,161
Total Liabilities	455,381	398,349
Member's equity	26,134,761	24,673,025
Total Liabilities and Member's Equity	$ 26,590,142	$ 25,071,374

See notes to statement of financial condition.

1. Organization

BFP Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC ("Benefit Finance Partners"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer distributing public and private variable insurance contracts and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates under the exemptive provisions of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Cash equivalents
The Company considers all highly liquid money market funds to be cash equivalents.

Revenue recognition
Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers. These revenues are recognized as earned.

Commission expense
Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

In 2001, the Company changed its method of accounting for commission expense by capitalizing and amortizing commissions incurred over a reasonable period of time rather than fully expensing the commissions as incurred. The period of time chosen is consistent with the typical charge-back period contained in selling agreements the Company has with retail broker-dealers. Additionally, this method improves the matching of revenue and associated expense. This change in accounting principle was deemed to be effective on January 1, 2001.

The cumulative effect of this change in accounting principle increased 2001 net income by $6,313,315.

Income taxes
The Company is treated as a pass-through entity under the Internal Revenue Code. Additionally, Benefit Finance Partners is also treated as a pass-through entity under the Internal Revenue Code. Accordingly, earnings of the Company are taxed at the Benefit Finance Partners Members' level. Therefore, no provision for income taxes has been recorded by the Company.

3. Related Party Transactions

At December 31, 2002 and 2001, the Company had wholesaler compensation receivable from an affiliate totaling $371,636 and $320,642, respectively.

At December 31, 2002 and 2001, the Company had assignment of revenue payable to an affiliate totaling $78,273 and $90,161, respectively.

For the years ended December 31, 2002 and 2001, the Company incurred commission costs, net of commission chargebacks of $1,375,572 and $2,690,038, respectively, with Benefit Finance Securities, LLC ("Benefit Finance Securities"), an affiliate of Bancorp Services, LLC, a 50% member of Benefit Finance Partners. At December 31, 2002 and 2001, the Company had commissions payable of $321,265 and $298,230, respectively, to Benefit Finance Securities.

4. Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the Ratio of Aggregate Indebtedness to Net Regulatory Capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had regulatory net capital of $1,484,820 and minimum net capital requirements of $30,358. The Company's aggregate indebtedness to net capital ratio at December 31, 2002 was .31 to 1.

5. Commitments and Contingencies

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. At present, it is not possible to determine the probability or extent of any such changes.